Exhibit 99.1

Evogene and The Kitchen FoodTech Hub by Strauss Group
Established Finally Foods Ltd. - Revolutionizing Protein Production in
Plants for the Food Industry

Finally Foods is financed by the Israeli Innovation Authority (IIA) and The Kitchen Hub, and will be granted a license to utilize Evogene's AI technology

Rehovot, Israel – April 2, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science-based product discovery and development utilizing cutting edge computational biology technologies, across multiple market segments and The Kitchen FoodTech Hub (TKH), the foodtech incubator and investment arm of Israeli food giant Strauss Group, have jointly announced the establishment of Finally Foods Ltd.

'Finally Foods' is an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins. The company’s mission is to modify plants as "bioreactors" to produce these proteins efficiently and environmentally responsibly. Leveraging Evogene's GeneRator AI technology, the company aims for short R&D cycles and rapid time-to-market.

According to average market reports, the global alternative proteins market was valued at around USD 17.6 billion in 2022, with an anticipated average CAGR of 12%, expected to reach USD 55 billion by 20321. 'Finally Foods' is poised to capture a share in this growing sector, leveraging the revolutionary potential of molecular farming – an efficient and environmentally friendly method for producing valuable proteins.

‘Finally Foods’ has secured pre-seed funding from TKH and the Israeli Innovation Authority (IIA). Evogene holds approximately 40% stake in the company, with the remaining ownership divided among TKH and the founding team – CEO Dafna Gabbay, a seasoned entrepreneur, and CTO Dr. Basia J. Vinocur, an expert in agricultural biotechnology.

1 https://www.feedandadditive.com/global-alternative-proteins-market/#:~:text=The%20highest%20estimate%20of%20the,the%20forecast%20period%202023-2030

Ofer Haviv, President & CEO of Evogene, expressed his enthusiasm for this new venture, stating, “We are thrilled to embark on this new segment, marking a milestone for Evogene as we continue to drive innovation and growth in the Life Science industry. By harnessing the power of our GeneRator AI tech-engine, molecular farming has the potential to revolutionize the food industry and promote healthier diets worldwide.”

“‘Finally Foods’ is one of the rare cases where we see an extremely strong founding team, in Dafna and Basia, coupled with a proven technology platform based on the leading AI engine of Evogene” said Amir Zaidman, Chief Business Officer of The Kitchen Hub. “Establishing the company under the framework of The Kitchen and investing the pre-seed round was an easy decision in this case.”

Dafna Gabbay, Co-Founder & CEO of Finally Foods, expressed her confidence, stating, “I believe that with Evogene's cutting edge technology, TKH's leading position in the FoodTech industry and with Dr. Vinocur's vast experience - Finally Foods has full potential to emerge as a promising company in the alternative proteins sector. Molecular farming represents a catalyst towards global food security and a more sustainable future, and I am proud to lead Finally Foods to take an important part towards supporting this crucial vision for the world.”

About Evogene:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

4.	Canonic Ltd. (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

5.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Investor Relations Contact

Rachel Pomerantz Gerber I Head of Investor Relations at Evogene

rachel.pomerantz@evogene.com I Tel: +972-8-9311901

About The Kitchen Hub:

Founded in 2015 by the Strauss-Group as a part of the Israeli Innovation Authority incubators' program, The Kitchen is a seed investor and a FoodTech focused incubator.

The Kitchen addresses global food challenges by harnessing Israel’s renowned innovation ecosystem. We strive to make the world’s food chain more productive, affordable, sustainable and healthy by investing in and nurturing cutting-edge technology startups.

Some examples of our areas of interest are: improved agricultural processes, supply chain technologies, efficient food processing, sensors for food safety and quality, prolonged shelf life and reduction of food spoilage, smart packaging, ingredients and products with new health benefits, improved nutritional profiles, reduction of environmental footprint and more.

In addition to a capital investment, the incubator provides the portfolio companies with benefits such as: close mentorship from the incubator's team; access to expertise and know-how from within the Strauss-Group and its partners; connections with global F&B companies and access to international investors.

Our vision is: Better Industry; Better Food; Better World

We believe that technological innovation can overcome the challenges of the food industry and are teaming up with the best FoodTech entrepreneurs to turn our vision into a reality.

More on http://www.TheKitchenHub.com/

About Finally Foods Ltd:

Finally Foods Ltd. is a new AI-driven company specializing in molecular farming for the food sector. It was co-founded by Dafna Gabbay, CEO, a seasoned entrepreneur, and Dr. Basia J. Vinocur, CTO an expert in agricultural biotechnology. The company was formed in collaboration with Evogene Ltd., a leading computational biology company and The Kitchen FoodTech Hub (TKH), the FoodTech incubator and the investment arm of the Strauss Group. Finally Foods produces animal-based proteins by modifying plants to serve as "bioreactors", leveraging Evogene's AI technology. Its first target protein is Casein.

More on http://www.finally-foods.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses Finally Foods’ ability to produce proteins and express them in plants, in a cost effective and sustainable manner and Finally Foods seizure of a share in the molecular farming sector. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.